

February 14, 2013

Via E-mail
A. Bradley Gabbard
President and Chief Financial Officer
Recovery Energy, Inc.
1900 Grant Street, Suite #720
Denver, CO 80203

> **Re: Recovery Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 22, 2013**
> **File No. 333-186108**

Dear Mr. Gabbard:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that you are attempting to register the primary issuance of (a) 1,176,483 shares of common stock issuable upon conversion of your 8% Senior Secured Debentures due February 8, 2014 and (b) 423,517 shares of common stock that you may offer as interest payments to holders of the debentures. We note that such debentures are convertible at any time at the holders' option into shares of our common stock. It appears that you had issued such debentures in private placements in 2011 and 2012. Since the debentures were and are currently convertible, the privately placed convertible securities represent an ongoing private offering of the underlying securities. As such, the issuance of the underlying common stock cannot be registered. An exemption may be available for the issuance of the underlying securities on conversion, in which case you may register the resale of the common stock following conversion of the debentures. Please revise your filing accordingly.

Selling Stockholders, page 14

2.   For each selling stockholder that is a legal entity, please identify in the registration statement the natural person or persons who exercise sole and/or shared voting or dispositive powers over the securities offered for resale by that shareholder. See *Compliance and Disclosure Interpretations: Regulation S-K*, Question 140.02 at *http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.*

Signatures, page II-9

3.   The report must be signed by your principal executive officer, principal financial officer, and controller or principal accounting officer in their individual capacities. Please revise to identify the individual signing in the capacity of each principal officer. Refer to Instruction 1 to Signatures of Form S-1.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A. Bradley Gabbard
Recovery Energy, Inc.
February 14, 2013
Page 3

       Please contact Caroline Kim, Attorney Advisor, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any questions.

                                          Sincerely,

                                          /s/ A.N. Parker

                                          Anne Nguyen Parker
                                          Branch Chief

CC: Ronald R. Levine, II
         Davis Graham & Stubbs LLP